DDC ENTERPRISE LIMITED

Room 3-6, 4/F, Hollywood Center

233 Hollywood Road

Sheung Wan, Hong Kong

Via Edgar

September 22, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: DDC Enterprise Ltd (the “Company”)

Amendment No. 3 to Registration Statement on Form F-1

Filed on September 8, 2023

File No. 333-272689

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated September 15, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No 3 to Form F-1 filed September 8, 2023

Prospectus Summary, page 1

1.	We note your disclosures that subsequent to June 30, 2023, you “completed two acquisitions.” However, this appears inconsistent with your disclosures on pages 123-124, which only discuss that the Cook San Francisco, LLC acquisition was completed in July 2023. Please revise throughout to clarify this apparent discrepancy, including the “Unaudited Pro Forma Financial Information” section on page 125. Further, refer to the fourth graphic on the cover page and your RMB123.6 million pro forma revenue and 26.1% gross margin amounts, which are based on the assumptions that “four acquisitions had taken place on 1 January 2022.” However, this appears inconsistent with your disclosure on page 2 that these amounts are based on the assumption that “two acquisitions had taken place on 1 January 2023.” Please revise or clarify your disclosure.

Response: We respectfully advise the Staff that we have revised pages 3, 8, 124, 125, F-96 and F-137 of the Amended F-1.

2.	Please ensure that the information you provide in your filing is balanced. We note your disclosures on pages F-88 and F-131 that international revenues comprised 0% and 0.17% of your total revenue in the fiscal year ended December 31, 2022 and six months ended June 30, 2023, respectively. However, you discuss throughout the filing that you are “targeting to have international sales to account for 20 – 30% of total revenue in 2024 and around 50% in 2025.” Please revise your filing throughout to provide your actual revenue stream based on geographic markets and any related uncertainties. Further, please elaborate on how you plan to significantly increase your international sales.

Response: We respectfully advise the Staff that we have revised pages 8, 104, 123 and 136 of the Amended F-1.

Non-GAAP Financial Measures, page 37

3.	We note you present non-GAAP financial measures you identify as EBITDA, LBITDA and Adjusted net loss. Please address the following:

●	Please note that EBITDA already represents net income or loss before interest, taxes, depreciation and amortization. In order to avoid further confusion regarding the definition of EBITDA, please remove your reference to LBITDA here and throughout the filing;

Response: In response to the Staff’s comment, we have removed the reference of LBITDA in the Amended F-1.

●	Tell us how you determined it was appropriate to include allowance for other current assets and allowance of accounts receivable in your determination of Adjusted net loss. Tell us and clarify how you determined your non-GAAP financial measures comply with Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures; and

Response: In response to the Staff’s comment, we have removed the adjustments for the allowance for other current assets and allowance of accounts receivable in our determination of our non-GAAP measures.

●	We note your non-GAAP performance measure of Adjusted net loss adds back historical tax expenses/(benefits) and does not include an adjustment for the tax impact of all the other non-GAAP adjustments. Please be advised non-GAAP Adjusted Net Income/(Loss) measures are required to reflect current and deferred tax expenses commensurate with the non-GAAP measure of profitability. Please explain to us why you believe the non-GAAP performance measure you present is appropriate. Please specifically address how you considered the guidance in Question 102.11 Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully advise the Staff that our non-GAAP measure is an adjusted EBITDA (net loss before interest, taxes, depreciation and amortization with other non-GAAP adjustments) measure. This adjusted EBITDA measure excludes the effects of income tax expenses and therefore reflect current and deferred tax expenses commensurate with the non-GAAP measure of profitability (i.e., excluding the current and deferred tax impact of the adjustments).

To clarify the nature of our non-GAAP measure, we redefined the term of our non-GAAP measure from adjusted net loss to adjusted EBITDA.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Contractual Obligations, page 122

4.	We note that you revised this table to present your contractual obligations in less than six months and in the year ending 2024 and 2025. Please revise these columns to present your cash requirements for the short-term (i.e., the next 12 months from June 30, 2023). Refer to Item 5.B. of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 122 of the Amended F-1.

Related Party Transactions, page 175

5.	Please update this section to reflect the information as of the date of the document. Refer to Item 7.B. of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 175 and 176 of the Amended F-1.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Norma Chu
DDC Enterprise Limited
Chief Executive Officer
Encl.